SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2020

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the third three-month and first nine months ended September 30, 2020 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the third three-month and first nine months ended September 30, 2020 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2020 and 2019

(Unit : in billions of Korean Won)	2020 Jul.-Sep.	2019 Jul.-Sep.	Change	2020 Jan.-Sep.	2019 Jan.-Sep.	Change
Operating revenues	15,711	15,912	-1.3%	43,877	44,232	-0.8%
Operating income (loss)	2,332	1,239	88.2%	3,153	311	914.6%
Income (Loss) before income tax	1,938	307	532.2%	2,301	-1,239	n/m
Net income (loss)	1,251	241	419.0%	1,508	-932	n/m
Net income (loss) attributable to owners of the company	1,236	223	454.9%	1,426	-1,013	n/m

CONDENSED SEPERATE STATEMENTS OF COMPREHENSIVE INCOME

For the third three-month and the first nine months ended September 30, 2020 and 2019

(Unit : in billions of Korean Won)	2020 Jul.-Sep.	2019 Jul.-Sep.	Change	2020 Jan.-Sep.	2019 Jan.-Sep.	Change
Operating revenues	15,635	15,930	-1.9%	43,490	44,172	-1.5%
Operating income (loss)	1,605	673	138.5%	1,569	-1,479	n/m
Income (Loss) before income tax	1,544	35	4,260.2%	1,605	-2,119	n/m
Net income (loss)	1,107	-3	n/m	1,145	-1,527	n/m

*	The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Byung-in
Name: Kim, Byung-in
Title: Vice President

Date: November 12, 2020